VIVO PARTICIPAÇÕES S.A. Av. Dr. Chucri Zaidan, 860 Morumbi, 04583-110 São Paulo, SP, Brazil
TELEMIG CELULAR PARTICIPAÇÕES S.A. Rua Levindo Lopes, 258, Funcionários, 30140-170 Belo Horizonte, MG, Brazil

July 15, 2009

Via Facsimile and EDGAR

Mr. Larry Spirgel, Esq.,

        Assistant Director

                Office of Mergers & Acquisitions

                        United States Securities and Exchange Commission

                                Washington D.C. 20549-3628

Re:	Vivo Participações S.A.
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
Registration Statement on Form F-4
Filed on June 5, 2009, as amended on June 16, 2009
File No. 333-159798

Dear Mr. Spirgel:

On behalf of our client, Vivo Participações S.A. (the “Company”), we enclose herewith Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) and the Company’s response to the Staff’s comment letter (the “Comment Letter”) dated July 2, 2009 concerning the Company’s Form F-4 (“Registration Statement”) and related exhibits. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Registration Statement or in Amendment No. 2.

Concurrently with the delivery of this letter to you, the Company has filed with the SEC via EDGAR Amendment No. 2, which reflects revisions to the disclosure contained on the Registration Statement to address the Staff’s comments contained in the Comment Letter, as well as other changes intended to clarify and supplement the Company’s disclosure.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the originally filed Registration Statement and related exhibits.

July 15, 2009	pg. 2

Part Nine – Financial Statements Index to Consolidated Financial Statements

1.	Tell us why you believe that you are not required to include the financial statements of Telemig Cellular S.A. (TC) in the registration statement.

In response to the Staff’s comment, we agree that a literal reading of the requirements in Section C “Information about the Company Being Acquired” of the Registration Statement could suggest that the financial statements of Telemig Cellular S.A. (TC) would be required in the filing. Nevertheless, we believe these requirements failed to contemplate a scenario similar to the transaction underlying this filing, in which a holding company, Telemig Celular Participações S.A. (TCP), currently owning 83.3% of the shares in a sole subsidiary, TC, is acquiring the remaining interest in that subsidiary. We believe this matter is similar to the scenario discussed in Section 2020.5 of the SEC Staff’s Financial Reporting Manual, which discusses the consequence of “acquiring an Additional Interest in a Consolidated Entity,” and indicates that “when a registrant increases its investment in a company that is already reflected as a consolidated subsidiary in the audited financial statements of the registrant for a complete fiscal year, financial statements of the acquired investment are ordinarily not required.” While the guidance in Section 2020.5 continues to specify instances in which the financial statements of the target may be required, we believe, for reasons discussed below, that TC’s financial statements should not be required in the filing.

As disclosed on page 9 of the Registration Statement, as well as on Form 20-F of TCP, filed on April 22, 2009 and incorporated by reference into the Registration Statement, TCP currently owns 83.3% of the share capital, including 89.2% of the voting shares, of TC, and these shares constitute substantially all of TCP’s assets, other than cash and cash equivalents and temporary cash investments. Additionally, Vivo currently owns 7.4% of TC’s share capital and therefore only the remaining 9.3% of TC’s free float is held by non-affiliate holders, of which 2.1% are holders of common stock. Out of the 2.1% of TC’s common share capital, less than 0.02% are held by U.S. holders of common shares.

TCP relies almost exclusively on dividends from TC to meet its cash needs, including cash to pay dividends to its shareholders. Accordingly, the consolidated financial statements as of December 31, 2008, 2007 and 2006, the Selected Financial Data as well as the Management’s Discussion and Analysis of Financial Condition included on its Form 20-F substantially reflect and constitute the financial statements and analyses of operating and financial performance of TC. Therefore, we believe that sufficient information related to TC’s financial position and results of operations is already disclosed on the Registration Statement, including those filings that are incorporated by reference therein.

Moreover, we call to the attention of the Staff that Vivo has explained on page 38 of the Registration Statement the principal differences with respect to certain summary financial data of TC and TCP in accordance with U.S. GAAP and has included comparative summary financial information for TC and TCP for the years ended December 31, 2006, 2007 and 2008 and for the quarter ended March 31, 2009 demonstrating that the differences between the financial results and other financial information of TCP and TC are not substantive. The variation of 27% in the operating income of TC over the consolidated TCP figure is attributed to the fact that TCP incurs expenses derived from its NYSE listing, which are not

July 15, 2009	pg. 3

applicable to TC, as it is not a listed company on the NYSE. Once the Restructuring is completed, this 27% variation will not exist given that TCP will no longer be listed on the NYSE and thus the difference in operating income due to expenses in connection with such listing will not apply.

The tables below shows the differences with respect to certain financial data of TC and TCP in accordance with U.S. GAAP:

Percentage of TC over the consolidated TCP figures	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Total Assets	80%	89%	87%	87%
Operating Income	127%	101%	100%	101%
Total Revenue	100%	100%	100%	100%

(a) Reconciliation of total assets

	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Total assets of TC	3,864,532	4,383,323	3,051,576	2,452,851
Add (deduct)-
Cash and cash equivalents	322,538	327,664	293,617	222,011
Recoverable taxes and deferred income taxes	631,825	191,325	138,462	144,620
Other	1,489	1,481	7,816	3,255

Total assets of TCP	4,820,384	4,903,793	3,491,471	2,822,737

(b) Reconciliation of operating profit

	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Operating profit of TC	4,714	320,983	220,172	154,296
Add (deduct)-
Sale expenses	—	—	2,345	—
General and administrative expenses	(1,095)	(1,309)	(1,521)	(2,480)
Other operating expenses, net	103	(367)	(1,275)	—
Other	—	—	265	435

Operating profit of TCP	3,722	319,307	219,986	152,251

(c) Reconciliation of operating revenues

	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Operating revenue of TC	402,669	1,824,114	1,378,146	1,216,740

Add (deduct)-	—	—	—	—
Operating revenue of TCP	402,669	1,824,114	1,378,146	1,216,740

Additionally, it is important to note that TC has not established an ADR program in the United States (and therefore there are no ADR holders of TC that will be voting under the proposed Restructuring), does not have shares listed or traded on a U.S. securities exchange

July 15, 2009	pg. 4

and does not have shares registered with the SEC. Consequently, to the extent that there are U.S. holders of TC voting shares, those U.S. holders would have acquired their shares by investing directly in Brazilian shares and registering their investment with the Brazilian Central Bank (pursuant to Resolution No. 2,689 of the National Monetary Council) as this registration is required under the Brazilian law relating to investments by non-Brazilians in shares traded on the São Paulo Stock Exchange (BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros). In order to qualify as a 2,689 investor, a U.S. holder must, among other requirements, engage local representatives in Brazil who have access to TC’s financial statements, which are publicly available with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). Consequently, all of the U.S. investors in TC (which represent a very small percentage of the shares held by unaffiliated minority shareholders) have had access to stand-alone TC financial statements since the time of their investment in TC.

Selected Historical and Pro Forma Financial Data, page 23

Notes to Unaudited pro forma consolidated financial statements of Vivo, page 32

2.	Expand footnote 1(a) to disclose the number of shares to be exchanged in the merger of Telemig Participações S.A. (TCP) with Vivo Participações S.A. (Vivo). You should disclose the common and preferred shares to be exchanged and the exchange ratio.

Disclosure which addresses the Staff’s comment has been added to footnote 1(a) on page 32.

Notes to Unaudited pro forma consolidated financial statements of TCP, page 37

3.	Expand footnote 1(a) to disclose the number of shares to be exchanged in the merger of TC with TCP. You should disclose the common and preferred shares to be exchanged and the exchange ratio.

Disclosure which addresses the Staff’s comment has been added to footnote 1(a) on page 38.

Summary of Comparative Per Share Data, page 41

4.	It is unclear how the pro forma basic and diluted net income per share for Vivo is calculated for both common and preferred shares here and on page 42 as well as for TCP on pages 43 and 44. Please revise the footnotes to these tables to include detailed reconciliations of the numerator and denominator used in each calculation so it is transparent for investors on how these amounts were determined.

Disclosure which addresses the Staff’s comment has been added to the tables on pages 44-51.

July 15, 2009	pg. 5

*        *        *        *

Any questions or comments with respect to this response letter or Amendment No. 2 to the Registration Statement may be communicated to the undersigned at 55 (11) 7420-1172 or to Diane Kerr at (212) 450-4529. Please send copies of any correspondence relating to this filing to Roberto Oliveira de Lima and Diane Kerr by facsimile to (212) 701-5529 with the original by mail to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

Very truly yours,

/s/ Roberto Oliveira de Lima

Roberto Oliveira de Lima

cc:	Diane G. Kerr, Esq.
Andrés V. Gil, Esq.
(Davis Polk & Wardwell LLP)